SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Half of 2022

The preliminary financial performance figures for Woori Financial Group for the six-month period ended on June 30, 2022, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2022	2H 2021	% Change Increase (Decrease)	1H 2021	% Change Increase (Decrease)
Revenue*	Specified Half	22,714,117	14,123,114	60.83	13,105,221	73.32
	Cumulative Basis	22,714,117	27,228,335	—	13,105,221	73.32

Operating Income	Specified Half	2,432,188	1,675,909	45.13	1,983,840	22.60
	Cumulative Basis	2,432,188	3,659,749	—	1,983,840	22.60

Income before	Specified Half	2,467,986	1,731,493	42.54	2,017,748	22.31
Income Tax Expense	Cumulative Basis	2,467,986	3,749,241	—	2,017,748	22.31

Net Income	Specified Half	1,858,795	1,270,120	46.35	1,537,251	20.92
	Cumulative Basis	1,858,795	2,807,371	—	1,537,251	20.92

Profit to the Equity Holders of the Parent Entity	Specified Half	1,761,425	1,168,238	50.78	1,419,698	24.07
	Cumulative Basis	1,761,425	2,587,936	—	1,419,698	24.07

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2022

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the six-month period ended on June 30, 2022, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2022	2H 2021	% Change Increase (Decrease)	1H 2021	% Change Increase (Decrease)
Revenue*	Specified Half	20,882,950	12,551,670	66.38	11,760,294	77.57
	Cumulative Basis	20,882,950	24,311,964	—	11,760,294	77.57

Operating Income	Specified Half	1,984,389	1,417,409	40.00	1,655,283	19.88
	Cumulative Basis	1,984,389	3,072,692	—	1,655,283	19.88

Income before	Specified Half	2,040,220	1,487,928	37.12	1,687,355	20.91
Income Tax Expense	Cumulative Basis	2,040,220	3,175,283	—	1,687,355	20.91

Net Income	Specified Half	1,558,788	1,101,380	41.53	1,283,726	21.43
	Cumulative Basis	1,558,788	2,385,106	—	1,283,726	21.43

Profit to the Equity Holders of the Parent Entity	Specified Half	1,554,466	1,095,887	41.85	1,279,638	21.48
	Cumulative Basis	1,554,466	2,375,525	—	1,279,638	21.48

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 22, 2022	By: /s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President